Exhibit 99.1
RESULTS OF ANNUAL GENERAL MEETING HELD ON FEBRUARY 14, 2008
Singapore, Singapore, February 14, 2008 — China Yuchai International Limited wishes to announce that at its Annual General Meeting (“AGM”) held today, February 14, 2008, all the resolutions as set out in its Notice of AGM dated January 22, 2008 were duly approved and passed.
About China Yuchai International
China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. Yuchai also produces diesel power generators, which are primarily used in the construction and mining industries. With over 30 regional sales offices and 460 authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, Yuchai has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2007, Yuchai sold approximately 383,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit www.hlcorp.com.sg/cyi
Safe Harbor Statement
This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These forward- looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and, condition. For this purpose, statements that are not statements of historical fact may be deemed to be forward-looking statements. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to update the forward-looking information in the future.
For more information, please contact:
Kevin Theiss / Dixon Chen
The Global Consulting Group
Tel: +1-646-284-9409
Email: ktheiss@hfgcg.com/dchen@hfgcg.com